UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 2)*
InPlay Technologies, Inc. (f/k/a DuraSwitch Industries, Inc.)

(Name of Issuer)
Common Stock

(Title of Class of Securities)
266905 20 7

(CUSIP Number)
Marjorie Harris Loeb, Esq.
Delphi Corporation
5725 Delphi Drive
Troy, Michigan 48098
(248) 813-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
February 19, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	266905 20 7	Page	2	of	6

1	NAMES OF REPORTING PERSONS Delphi Corporation (f/k/a Delphi Automotive Systems Corporation)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		1,535,621

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,535,621

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,535,621

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed on May 1, 2000 and amended by Amendment No. 1 thereto filed on June 22, 2000, by Delphi Corporation (f/ka/ Delphi Automotive Systems Corporation) (“Delphi”), relating to the common stock, par value $.001 per share (the “InPlay Common Stock”), of InPlay Technologies, Inc. (f/kaDuraSwitch Industries, Inc.) (“InPlay” or the “Issuer”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 2. Identity and Background
     The information set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following:
     On March 13, 2002, Delphi Corporation was merged into Delphi Automotive Systems Corporation pursuant to a Certificate of Merger and the surviving entity filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware reflecting the surviving entity’s new legal name as Delphi Corporation.
     From July 2004 through October 2006, Delphi was the subject of an investigation by the United States Securities and Exchange Commission (“SEC”), involving Delphi’s accounting for and the adequacy of disclosures for a number of transactions dating from 1998. On October 30, 2006, the SEC commenced and simultaneously settled with Delphi a lawsuit alleging violations of federal securities laws, which concluded the SEC’s investigation of Delphi. Under the agreement approved by the SEC, Delphi agreed, without admitting or denying any wrongdoing, to be enjoined from future violations of the securities laws. The SEC did not impose civil monetary penalties against Delphi. On December 11, 2006 the United States Bankruptcy Court for the Southern District of New York, which is overseeing Delphi’s and its affiliated debtors’ reorganization proceedings under Chapter 11 of the United States Bankruptcy Code, entered an order approving Delphi’s settlement with the SEC.
Item 4. Purpose of Transaction.
     The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:
     Delphi acquired the Option and Warrant for investment purposes. Contemporaneous with Delphi’s acquisition of the Option and the Warrant, Delphi and Issuer also executed a License Agreement, dated April 20, 2000, pursuant to which Delphi obtained certain rights to utilize and manufacture Issuer’s magnetically coupled switch technology for the automotive industry. This License Agreement has since been terminated as part of the settlement of Issuer’s prepetition claims in Delphi’s bankruptcy cases.
     As previously reported in Amendment No. 1 to Schedule 13D, on June 19, 2000, Delphi exercised the Option in full, purchasing 1,651,846 shares and paying the aggregate exercise price of $11,562,922 in cash. Upon exercise of the Option and in accordance with the provisions of the Option Purchase Agreement, Issuer and Delphi and certain other shareholders of Issuer named therein (the “Primary Shareholders”) entered into a Shareholders’ Agreement, dated as of June 19, 2000 (the “Shareholders’ Agreement”), that provides that all shares owned by Delphi and the Primary Shareholders named therein will be voted in such manner, and Delphi and Primary Shareholders will take such other actions as will be necessary to: (i) cause the bylaws of Issuer to be amended to include the terms set forth in clause (v) below (to the extent such bylaws were not already in effect); (ii) prevent, without the written consent of Delphi, any amendment to the articles of incorporation or bylaws of Issuer, except the amendments referred to in clause (i) above or, upon Delphi’s acquisition of at least a 51% ownership interest in Issuer, such amendments necessary to require a mere majority director vote for all matters and the resignation of an appropriate number of

Primary Shareholder director designees and their replacement by Delphi designees; (iii) cause the board of directors of Issuer to consist of six members and to cause one designee of Delphi (increased to two designees if Delphi’s ownership interest increases to 20% or greater and the board of directors increases to greater than six members) and three designees of the Primary Shareholders to be elected as directors of Issuer; (iv) prevent Issuer from taking any action inconsistent with the Shareholders’ Agreement or the articles of incorporation or bylaws described therein; and (v) prevent any subsidiary or affiliate of Issuer from taking, without the consent of Delphi, any of the actions listed in the following sentence which, if taken by Issuer, would require the prior unanimous consent of the directors of Issuer. Approval of the following matters must include the unanimous affirmative vote of the directors of Issuer: (i) changing the nature of Issuer’s business or expanding or reducing the scope of Issuer’s operations; (ii) amending the articles of incorporation or bylaws of Issuer; (iii) creating debt or debt obligations exceeding a two to one ratio of debt to equity; and (iv) paying dividends or other distributions absent cumulative positive retained earnings. In addition, the Shareholders’ Agreement imposed restrictions on the ability of the Primary Shareholders to transfer their shares of capital stock in Issuer. Delphi also has certain piggyback registration rights relating to the shares of common stock it received upon exercise of the Option. A copy of the Shareholder Agreement was previously filed with the SEC as an Exhibit to Amendment No. 1 to this Schedule 13D.
     From March 2002 until April 14, 2003 Delphi had a representative serving on Issuer’s board of directors. On April 14, 2003, Delphi’s representative resigned and Delphi waived its right to appoint a replacement. The Shareholder Agreement remains in effect, and although Delphi has no intention of exercising its right to appoint a representative on Issuer’s board and has had no access to information regarding the Issuer other than that publicly disclosed by Issuer, Delphi has not permanently waived its rights to appoint a director at some time in the future.
     On January 21, 2009, Delphi filed a notice of proposed sale on Form 144 with the SEC, indicating its intent to sell up to 116,225 shares of InPlay Common Stock in one or more open market transactions in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”). For a list of transactions actually effected to date, see Item 5 below.
Item 5. Interest in Securities of the Issuer.
     The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:
     The total of 1,535,621 shares of InPlay Common Stock beneficially owned by Delphi represents approximately 13.2% of the shares of InPlay Common Stock issued and outstanding (based on Issuer’s latest periodic report filed with the SEC indicating that 11,622,568 shares outstanding as of November 7, 2008). Delphi has sole power to vote (or to direct the voting of) or dispose (or direct the disposition of) such shares.
     The following transactions, all on behalf of Delphi and all with respect to InPlay Common Stock, have taken place in the past sixty days:

Transaction	Date	Number of Shares	Price Per Share	Type and Place
Sale	1/21/2009	5,700	$0.1507	Open Market Brokerage Transaction
Sale	1/22/2009	12,799	$0.1385	Open Market Brokerage Transaction
Sale	1/23/2009	11,100	$0.1394	Open Market Brokerage Transaction
Sale	1/26/2009	2,575	$0.1453	Open Market Brokerage Transaction
Sale	1/27/2009	4,651	$0.1400	Open Market Brokerage Transaction
Sale	1/28/2009	3,500	$0.1400	Open Market Brokerage Transaction
Sale	1/30/2009	2,500	$0.1300	Open Market Brokerage Transaction
Sale	2/02/2009	9,100	$0.1188	Open Market Brokerage Transaction
Sale	2/03/2009	8,600	$0.1090	Open Market Brokerage Transaction

Transaction	Date	Number of Shares	Price Per Share	Type and Place
Sale	2/04/2009	10,800	$0.1017	Open Market Brokerage Transaction
Sale	2/05/2009	8,527	$0.1046	Open Market Brokerage Transaction
Sale	2/06/2009	1,200	$0.0981	Open Market Brokerage Transaction
Sale	2/09/2009	5,200	$0.0932	Open Market Brokerage Transaction
Sale	2/10/2009	3,300	$0.0923	Open Market Brokerage Transaction
Sale	2/11/2009	500	$0.1020	Open Market Brokerage Transaction
Sale	2/12/2009	9,900	$0.0966	Open Market Brokerage Transaction
Sale	2/13/2009	300	$0.0967	Open Market Brokerage Transaction
Sale	2/17/2009	5,900	$0.0905	Open Market Brokerage Transaction
Sale	2/18/2009	3,600	$0.0852	Open Market Brokerage Transaction
Sale	2/19/2009	6,473	$0.0608	Open Market Brokerage Transaction
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:
     The information set forth under Item 4 is incorporated by reference in response to this Item 6.
Item 7. Material to Be Filed as Exhibits.
     None.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELPHI CORPORATION
/s/ John D. Sheehan
Name:	John D. Sheehan
Title: Vice President and Chief Financial Officer

Date: February 24, 2009

SCHEDULE I
     Directors and Executive Officers of Delphi Corporation
     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Delphi. Except as indicated below, each person is a U. S. citizen, and the business address of each such person is 5725 Delphi Drive, Troy, Michigan 48098.
Board of Directors

Name	Principal Occupation
Robert S. Miller	Executive Chairman, Delphi Corporation
Rodney O’Neal	President and Chief Executive Officer, Delphi Corporation
Oscar de Paula Bernardes Neto*	Senior Partner of LID Group and of Integra Associados Reestrutruacao Empresarial Ltd.
John D. Englar	Distinguished Practitioner in Residence at Elon University School of Law
David N. Farr	Chairman and Chief Executive Officer, Emerson Electric Co.
Raymond J. Milchovich	Former Chairman and Chief Executive Officer, Foster Wheeler Ltd., (until January 2007)
Craig G. Naylor	Retired Group Vice President, E.E. du Pont de Nemours and Company (until December 2006)
John H. Walker	Chief Executive Officer, Global Brass and Copper, Inc.
Martin E. Welch	Executive Officer at United Rentals, Inc.

*	Mr. Bernardes is a citizen of Brazil
Executive Officers Who Are Not Directors

Name	Principal Occupation
John D. Sheehan	Vice President and Chief Financial Officer
Mark R. Weber	Executive Vice President, Global Business Services
James A. Bertrand*	Vice President and President, Delphi Automotive Holdings Group and President, Delphi Thermal Systems
Francisco A. Ordonez	Vice President and President, Delphi Product and Service Solutions
Jeffrey J. Owens	Vice President and President, Delphi Electronics and Safety and President, Delphi Asia Pacific
Ronald M. Pirtle	Vice President and President, Delphi Powertrain Systems and President, Delphi Europe, Middle East and Africa
Robert J. Remenar	Vice President and President, Delphi Steering
David M. Sherbin	Vice President, General Counsel and Chief Compliance Officer
James A. Spencer	Vice President and President, Delphi Electrical/Electronic Architecture and President, Delphi Latin America

*	Mr. Bertrand has dual citizenship in Canada and the US